Stream Communications Network & Media Inc.
(formerly Stream Communications Network, Inc.)

Consolidated Financial Statements

(unaudited)

For the three months ended March 31, 2005

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2005

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(unaudited)
(in Canadian dollars)

		March 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents		$ 184,980	$ 640,308
Accounts receivable - net (note 2)		436,708	267,020
Inventory		22,724	6,781
Prepaid expenses and advances		67,509	56,552
		711,921	970,661

Property, plant and equipment (note 3)		10,176,552	10,243,982
Intangibles - (note 4)		2,526,167	2,916,444

		$ 13,414,640	$ 14,131,087
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities		$ 2,241,124	$ 2,062,001
Accounts payable pertaining to financing costs		655,355	1,002,709
Loan payable (note 5)		650,000	650,000
Current portion of long-term debt (note 6)		111,006	101,530
		3,657,485	3,816,240
Long-term Liabilities
Due to related party (note 7)		4,332,031	4,236,302
Private placement (note 9c)		828,303	-
Long-term debt (note 6)		731,253	814,707
		9,549,072	8,867,249
Non-controlling interest		692,809	710,445
		10,241,881	9,577,694
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 9)		36,425,294	36,005,421
Contributed surplus		3,515,278	2,167,551
Warrants (note 9e)		2,025,447	2,025,447
Cumulative translation account (note 8)		404,400	944,701
Deficit		(39,197,660)	(36,589,727)
		3,172,759	4,553,393
		$ 13,414,640	$ 14,131,087

"Stan Lis"	"Casey Forward"
President and Chief Executive Officer	Chief Financial Officer
Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
For the three months ended March 31
(unaudited)
(in Canadian dollars)
		For the three months ended March 31, 2005	For the three months ended March 31, 2004

Revenues		$ 1,437,672	$ 861,810
Expenses
Administration and services		308,462	157,446
Investor relations		639,941	951
Occupancy costs		122,622	69,922
Professional fees		84,059	91,065
Programming		252,680	173,435
Sales and marketing		61,899	37,750
Stock-based compensation (note 9d)		1,347,727	-
Travel and automotive		57,647	46,765
Wages		489,689	349,340
		3,364,726	926,674
Loss before undernoted items		(1,927,054)	(64,864)

Amortization of property, plant and equipment		225,671	154,787
Amortization of intangibles		246,507	54,799
		472,178	209,586
Loss before other items		(2,399,232)	(274,450)
Other items
Content development		-	-
Financing expenses		161,786	13,768
Foreign exchange loss		34,757	-
Interest income		(4,726)	(7,007)
		191,817	6,761
Loss before non-controlling interest		(2,591,049)	(281,211)

Non-controlling interest		(16,884)	(2,265)
Net loss for the period		(2,607,933)	(283,476)

Deficit, beginning of period		(36,589,727)	(30,025,012)

Deficit, end of period		$ (39,197,660)	$ (30,308,488)

Loss per share, basic and diluted
Loss per share		$ (0.08)	$ (0.01)

Weighted average number of shares
Basic and diluted		31,688,749	29,003,149

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
For the three months ended March 31
(unaudited)
(in Canadian dollars)
		For the three months ended March 31, 2005	For the three months ended March 31, 2004

Operating Activities
Net loss for the period		$ (2,607,933)	$ (283,476)
Items not involving cash
Amortization		472,178	209,586
Stock-based compensation		1,347,727	-
Issuance of shares for debt		419,873	-
Non-controlling interest		16,197	2,265
Change in non-cash working capital		(351,958)	(71,625)
Accounts receivable		(181,757)	(38,494)
Inventory		(16,266)	(730)
Prepaid expenses and advances		(14,900)	613
Accounts payable and accrued liabilities		(100,738)	(220,017)
Net cash used by operating activities		(665,619)	(330,253)

Financing Activities
Loans from related parties		-	1,150,600
Share subscriptions pursuant to private placement		828,303	-
Long-term debt		(30,344)	(13,657)
Net cash provided by financing activities		797,959	1,136,943

Investing Activities
Purchase of property, plant and equipment		(640,615)	(658,991)
Net cash used in investing activities		(640,615)	(658,991)

Foreign exchange effect on cash (note 8)		52,947	91,314

Change in cash and cash equivalents		(455,328)	239,013

Cash and cash equivalents at beginning of period		640,308	207,358

Cash and cash equivalents at end of period		$ 184,980	$ 446,371

Stream Communications Network & Media Inc. Notes to Consolidated Financial statements (unaudited) March 31, 2005 (in Canadian dollars)
1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland. The company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On August 17, 2004 the Company changed its name from Stream Communications Network Inc. to Stream Communications Network & Media Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership March 31, 2005	Percentage ownership December 31, 2004
	EES Waste solutions Limited	Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%	100.0%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat")	Poland	100.0%	100.0%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	100.0%	100.0%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
	ASK Stream	Poland	60.0%	60.0%
	Vega Sp. z o.o.	Poland	98.0%	98.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	ACCOUNTS RECEIVABLE			December 31, 2004
			March 31, 2005
	Accounts receivable		$ 624,319	$ 464,012
	Allowance for doubtful accounts		(187,611)	(196,992)
	Accounts receivable - net		$ 436,708	$ 267,020
3.	PROPERTY, PLANT AND EQUIPMENT
	March 31, 2005	Cost	Accumulated amortization	Net book value
	Automobiles	$ 454,362	$ 195,478	$ 258,884
	Buildings, offices	288,607	98,174	190,433
	Cable television network equipment	13,298,292	3,707,545	9,590,747
	Furniture and fixtures	398,870	372,873	25,997
	Computer software	79,402	73,310	6,092
	Plant construction-in-progress	104,399	-	104,399
		$ 14,623,932	$ 4,447,380	$ 10,176,552
	December 31, 2004	Cost	Accumulated amortization	Net book value
	Automobiles	$ 444,227	$ 188,622	$ 255,605
	Buildings, offices	298,630	96,835	201,795
	Cable television network equipment	13,454,046	3,711,930	9,742,116
	Furniture and fixtures	412,360	377,992	34,368
	Computer software	82,288	74,116	8,172
	Plant construction-in-progress	1,926	-	1,926
		$ 14,693,477	$ 4,449,495	$ 10,243,982

4.	INTANGIBLE ASSETS
	March 31, 2005	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 141,695	$ 80,261	$ -	$ 61,434
	Subscriber base	6,120,692	1,637,115	2,018,844	2,464,733
		$ 6,262,387	$ 1,717,376	$ 2,018,844	$ 2,526,167
	December 31, 2004	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 148,781	$ 78,774	$ -	$ 70,007
	Subscriber base	6,436,897	1,470,666	2,119,794	2,846,437
		$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444
5.	LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 repayable on or before June 30, 2005, interest bearing at 12% per annum, compounded monthly, payable monthly on the last day of each month. In consideration of the loan, the Company granted a security interest in favour of the lender over all of the Company's present and after-acquired personal property preceded by bank loans and due to related party amount. The lender received a non-refundable bonus payment of 175,000 free-trading common shares of the Company. The loan was jointly and personally guaranteed by three directors/officers ("Guarantors") of the Company. In addition, one of the Guarantors pledged and granted the lender 3,000,000 shares in the capital of the Company. The Company has issued replacement shares to that Guarantor - see note 11. When the loan is repaid 3,000,000 shares will be returned to treasury.

6.	LONG-TERM DEBT
				March 31, 2005	December 31, 2003
	Loan balances, current portion			$ 111,006	$ 101,530
	Loan balances, long term portion			731,253	814,707
	Total			$ 842,259	$ 916,237
Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.

7.	DUE TO RELATED PARTY

The amount due to related party, a former director, bears interest at 5%, compounded annually. The lender agreed in writing that the loan will not be repaid before March 31, 2006.  The total amount due (including accrued interest) is $3,558,721 USD (equivalent to $4,332,031 CAD) of which $2,000,000 USD  was secured by various cable TV networks, with  the remaining debt being unsecured. The Company accrued $154,181 interest in USD (equivalent to $187,684 CAD) up to March 31, 2005.

8.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
		Rate at the end of period		Average rate for the period
	2005		2.6143		2.5080
	2004		2.4898		2.8049

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the period ended March  31, 2005, and the foreign exchange effect on cash and cash equivalents:

		December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
	Rate: Polish zloty to Canadian dollars		2.4898	2.6143
	Accounts receivable	zl 630,975	$ 253,424	$ 241,355	$ 12,069
	Inventory	16,883	6,781	6,458	323
	Prepaid expenses and advances	206,145	82,796	78,853	3,943
	Property, plant and equipment	25,474,478	10,231,536	9,744,283	487,253
	Intangibles	7,261,362	2,916,444	2,777,555	138,889
	Accounts payable and accrued liabilities	(3,528,500)	(1,417,182)	(1,349,692)	(67,490)
	Current portion of long-term debt	(252,789)	(101,530)	(96,695)	(4,835)
	Long-term debt	(2,028,457)	(814,707)	(775,908)	(38,799)
	Non-controlling interest	(1,768,866)	(710,445)	(676,612)	(33,833)
	Total exchange gain on translation				$ 497,520
	Deduct: Cumulative translation account, beginning of year				(944,701)
	US exchange gain on related party debt				95,728
	Cumulative translation account, end of year				404,400
	Foreign exchange effect				$ 52,947

9.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued
		Number of Shares	Price	Share Capital
	Balance - December 31, 2002	29,003,149	-	$ 31,229,685
	Warrants exercised	702,526	$ 1.80	1,264,542
	Fair value of warrants expired	-	-	228,323
	Fair value of warrants exercised	-	-	486,905
	Balance - December 31, 2003	29,705,675		33,209,455
	Shares issued for business development	500,000	0.98	487,557
	Shares issued for loan security	3,000,000	-	-
	Financial expenses	1,275,000	0.49	629,809
	Issued for services	78,125	0.78	60,855
	Issued for services	275,000	0.49	135,841
	TV programming and content development	3,000,000	0.49	1,481,904
	Balance - December 31, 2004	37,833,800		36,005,421
	Shares issued for settlement of debts owed to the employees and directors	850,000	0.49	419,873
	Balance - March 31, 2005	38,683,800		$ 36,425,294
	(c) Private placement

The Company has announced  a private placement of up to 1,500,000 units ("Unit") at a price of $0.75 USD per unit. Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. At March 31, 2005 the Company had received the sum of CDN $828,303 in subscriptions.

9.	CAPITAL STOCK continued
	(d) Options

In the Annual General Meeting held on June 30, 2004,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 5,941,135 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

	Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.
	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.88
	Cancelled			(4,370,000)
	Granted			2,490,000	$ 0.60	USD
	Balance of options at December 31, 2004			2,490,000
	Granted			1,620,000	$ 0.60	USD
	Cancelled			-
	Balance of options at March 31, 2005			4,110,000	$ 0.60	USD
	The following table summarizes information about fixed stock options outstanding at March 31, 2005:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at March 31, 2005	Weighted average exercise price (USD$)
	$ 0.60	4,110,000	4.4	$ 0.60	2,490,000	4.4
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses had been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

	Based on the above assumptions the average fair value for each option is $0.83193; accordingly $1,347,727 of stock-based compensation has been recorded in the statement of operations.
	(e) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Weighted average price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2004:	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
	Expired	-	-	-		-
	Exercised	-	-	-		-
	Total Balance March 31, 2005	3,126,579	2,976,579	$ 1.84		$ 2,025,447
	Outstanding December 31, 2004:
		300,000	150,000	$ 1.80	28-Dec-05	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
		125,000	125,000	2.25 USD	28-Dec-05	49,080
	Total Balance March 31, 2005	3,126,579	2,976,579			$ 2,025,447

10.	FINANCIAL INSTRUMENTS
	(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

	(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

	(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	The Company had the following financial assets and liabilities in foreign currencies:
		March 31, 2005		December 31, 2004
		Polish zlotys	$USD	Polish zlotys	$USD
	Exchange rates to the Canadian dollar	2.6143	0.8300	2.9029	0.7724
	Cash	484,208	338.74	871,011	-
	Accounts receivable	1,094,210	-	630,975	-
	Accounts payable	4,695,545	507,313	3,781,290	507,313
	Due to related parties	-	3,560,756	-	-
	Long term debt	1,911,715	-	2,028,457	-
11.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at March 31, 2005 (2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

12.	SUBSEQUENT EVENTS
Subsequent to March 31, 2005 the Company has received additional proceeds of $461,225 for a total of $1,284,528 pursuant to the private placement mentioned in note 9c.
The Company has acquired an Internet network in Southern Poland with 2,100 subscribers. The network is located in close proximity to the Company's existing operations.

The Company has announced an intention  to purchase an additional 1,400 cable subscribers in close proximity to the Company's existing network in Southern Poland with part of the purchase price being paid from the issuance of 260,000 shares from treasury.

13.	OFFICERS AND DIRECTORS
Stan Lis - President, CEO and director
Adam Wojcik, Chief Operating Officer and director
Iwona Kozak, Vice President Corporate Affairs and directors
Casey Forward, Chief Financial Officer
Robert Wussler, director
Boyce Butler, director